October 15, 2012
VIA EDGAR SUBMISSION
Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:
AIM Counselor Series Trust (Invesco Counselor Series Trust), File No. 811-09913
AIM Equity Funds (Invesco Equity Funds), File No. 811-01424
AIM Funds Group (Invesco Funds Group), File No. 811-01540
AIM Growth Series (Invesco Growth Series), File No. 811-02699
AIM International Mutual Funds (Invesco International Mutual Funds), File No. 811-06463
AIM Investment Funds (Invesco Investment Funds), File No. 811-05426
AIM Investment Securities Funds (Invesco Investment Securities Funds), File No. 811-05686
AIM Sector Funds (Invesco Sector Funds), File No. 811-03826
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds), File No. 811-07890
AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust), File No. 811-05460
AIM Variable Insurance Funds (Invesco Variable Insurance Funds), File No. 811-07452
Short-Term Investments Trust, File No. 811-02729
Invesco California Municipal Income Trust (formerly known as Invesco California Insured Municipal Income Trust), File No. 811-07344
Invesco California Quality Municipal Securities, File No. 811-07564
Invesco High Yield Investments Fund, Inc., File No. 811-08044
Invesco California Municipal Securities (formerly known as Invesco Insured California Municipal Securities), File No. 811-07111
Invesco Value Municipal Bond Trust (formerly known as Invesco Insured Municipal Bond Trust), File No. 811-06053
Invesco Value Municipal Income Trust (formerly known as Invesco Insured Municipal Income Trust), File No. 811-06590
Invesco Value Municipal Securities (formerly known as Invesco Insured Municipal Securities), File No. 811-07109
Invesco Value Municipal Trust (formerly known as Invesco Insured Municipal Trust), File No. 811-06434
Invesco Municipal Income Opportunities Trust, File No. 811-05597
Invesco Municipal Income Opportunities Trust II, File No. 811-05793
Invesco Municipal Income Opportunities Trust III, File No. 811-06052
Invesco Municipal Premium Income Trust, File No. 811-05688
Invesco New York Quality Municipal Securities, File No. 811-07562
Invesco Quality Municipal Income Trust, File No. 811-06591
Invesco Quality Municipal Investment Trust, File No. 811-06346
Invesco Quality Municipal Securities, File No. 811-07560
Invesco Van Kampen Advantage Municipal Income Trust II, File No. 811-07868
Invesco Van Kampen Bond Fund, File No. 811-02090
Invesco Van Kampen California Value Municipal Income Trust, File No. 811-07404
Invesco Van Kampen Dynamic Credit Opportunities Fund, File No. 811-22043
Invesco Van Kampen Exchange Fund, a California Limited Partnership, File No. 811-02611
Invesco Van Kampen High Income Trust II, File No. 811-05769
Invesco Van Kampen Massachusetts Value Municipal Income Trust, File No. 811-07088
Invesco Van Kampen Municipal Opportunity Trust, File No. 811-06567
Invesco Van Kampen Municipal Trust, File No. 811-06362
Invesco Van Kampen Ohio Quality Municipal Trust, File No. 811-06364

Invesco Van Kampen Pennsylvania Value Municipal Income Trust, File No. 811-07398
Invesco Van Kampen Select Sector Municipal Trust, File No. 811-08000
Invesco Van Kampen Senior Income Trust, File No. 811-08743
Invesco Van Kampen Senior Loan Fund, File No. 811-05845
Invesco Van Kampen Trust for Value Municipals (formerly known as Invesco Van Kampen Trust for Insured Municipals), File No. 811-06472
Invesco Van Kampen Trust for Investment Grade Municipals, File No. 811-06471
Invesco Van Kampen Trust for Investment Grade New Jersey Municipals, File No. 811-06536
Invesco Van Kampen Trust for Investment Grade New York Municipals, File No. 811-06537
Ladies and Gentlemen:
Enclosed for filing pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended (the “Act”) are the following documents regarding the joint insured fidelity bond for the above-referenced investment companies:
1.	A copy of the Investment Company Blanket Bond with attached rider numbers 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15 and 16 pertaining thereto;

2.	Copies of the resolutions of the Board of Trustees/Directors of the Invesco Funds and the Board of Trustees/Managing General Partners of the Invesco Van Kampen Funds, including a majority of the Trustees who are not interested persons, approving the amount, type, form and coverage of the Bond and the portion of the premium paid by each Fund;

3.	A statement showing the amount of the single insured bond which each of the above-referenced investment companies would have provided and maintained had each investment company not been named as an insured under a joint insured bond;

4.	A statement as to the period for which premium have been paid; and

5.	A copy of the Agreement Regarding Allocation of Recoveries Under Joint Insured Bond.
If you should need any additional information, please contact me at (713) 214-1271.
Sincerely,
/s/ Todd Spillane
Todd Spillane
Chief Compliance Officer
Invesco Advisers, Inc.
cc: John Zerr

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
1401 H St. NW
Washington, DC 20005
INVESTMENT COMPANY BLANKET BOND

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
1401 H St. NW
Washington, DC 20005
DECLARATIONS
NOTICE
This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.	Name of Insured (the “Insured”)	Bond Number:
	Invesco Advisers, Inc.	87053112B

Principal Office: c/o AIM Investments	Mailing Address:
11 Greenway Plaza	2 Peachtree Point
Suite 100	1555 Peachtree Street, NE
Houston, TX 77046	Atlanta, GA 30309

Item 2.	Bond Period: from 12:01 a.m. on July 31, 2012, to 12:01 a.m. on July 31, 2013, or the earlier effective date of the termination of this Bond, standard time at the Principal Office as to each of said dates.

Item 3.	Limit of Liability— Subject to Sections 9, 10 and 12 hereof:

	LIMIT OF	DEDUCTIBLE
	LIABILITY	AMOUNT
Insuring Agreement A- FIDELITY	$55,000,000	$100,000
Insuring Agreement B- AUDIT EXPENSE	$50,000	$10,000
Insuring Agreement C- ON PREMISES	$55,000,000	$100,000
Insuring Agreement D- IN TRANSIT	$55,000,000	$100,000
Insuring Agreement E- FORGERY OR ALTERATION	$55,000,000	$100,000
Insuring Agreement F- SECURITIES	$55,000,000	$100,000
Insuring Agreement G- COUNTERFEIT CURRENCY	$55,000,000	$100,000
Insuring Agreement H- UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000
Insuring Agreement I- PHONE/ELECTRONIC TRANSACTIONS	$55,000,000	$100,000

If “Not Covered” is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

Insuring Agreement J- COMPUTER SECURITY	$55,000,000	$100,000

Item 4.	Offices or Premises Covered—All the Insured’s offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5.	The liability of ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

Riders: 1-2-3-4-5-6-7-8-9-10-11-12-13-14-15-16

and of all Riders applicable to this Bond issued during the Bond Period.

By:	/S/ Catherine Dalton
Authorized Representative

Bond (03/12)

INVESTMENT COMPANY BLANKET BOND
NOTICE
This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.
ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.
INSURING AGREEMENTS
A.	FIDELITY

Loss caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.	AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.	ON PREMISES

Loss resulting from Property that is (1) located or reasonably believed by the Insured to be located within the Insured’s offices or premises, and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D.	IN TRANSIT

Loss resulting from Property that is (1) in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A. Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E.	FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent. This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.	COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit. This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of
(1)	uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

(2)	any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;
PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.	PHONE/ELECTRONIC TRANSACTIONS

Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:
(1)	is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)	is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)	is unauthorized or fraudulent and is made with the manifest intent to deceive;
PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

EXCLUDING loss resulting from:
(1)	the failure to pay for shares attempted to be purchased; or

(2)	any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)	any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

(4)	any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

(5)	the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(6)	a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(7)	the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.
This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.
GENERAL AGREEMENTS
A.	ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER—NOTICE
1.	Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.	If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.
B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.	COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that
1.	an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

2.	in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.
The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.	INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
PROVISIONS, CONDITIONS AND LIMITATIONS:
SECTION 1. DEFINITIONS
The following terms used in this Bond shall have the meanings stated in this Section:
A.	“Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	“Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.	“Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

D.	“Counterfeit” means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

E.	“Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

F.	“Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

G.	“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

H.	“Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

I.	“Employee” means:
(1)	each officer, director, trustee, partner or employee of the Insured, and

(2)	each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)	each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)	each officer, director, trustee, partner or employee of
(a)	an investment adviser,

(b)	an underwriter (distributor),

(c)	a transfer agent or shareholder accounting recordkeeper, or

(d)	an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee;PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6)	each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7)	each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)	each officer, partner or employee of
(a)	any Depository or Exchange,

(b)	any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

(c)	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis, while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9)	in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).
Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J.	“Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

K.	“Forgery” means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

L.	“Items of Deposit” means one or more checks or drafts.

M.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

N.	“Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

O.	“Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P.	“Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Q.	“Phone/Electronic Transaction Security Procedures” means security procedures for Phone/ Electronic Transactions as provided in writing to the Underwriter.

R.	“Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S.	“Property” means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

T.	“Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U.	“Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V.	“Self Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W.	“Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X.	“Single Loss” means:
(1)	all loss resulting from any one actual or attempted Theft committed by one person, or

(2)	all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

(3)	all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(4)	all expenses incurred with respect to any one audit or examination, or

(5)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.
All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y.	“Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

Z.	“Theft” means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.
SECTION 2. EXCLUSIONS
THIS BOND DOES NOT COVER:
A.	Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.	Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.	Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.	Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E.	Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F.	Loss resulting from Property that is the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.	Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat
(1)	to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)	to do damage to the premises or Property of the Insured,
unless such loss is otherwise covered under Insuring Agreement A.

J.	All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.	Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.	Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.	Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.	Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.	Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.
SECTION 3. ASSIGNMENT OF RIGHTS
Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.
SECTION 4. LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS
This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

See also General Agreement C (Court Costs and Attorneys’ Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.
SECTION 5. DISCOVERY
For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.
SECTION 6. VALUATION OF PROPERTY
For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that
(1)	the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)	the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)	the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.
SECTION 7. LOST SECURITIES
The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.
SECTION 8. SALVAGE
If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.
SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY
Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.
SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES
The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.
SECTION 11. OTHER INSURANCE
Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.
SECTION 12. DEDUCTIBLE AMOUNT
The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.
No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION
The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.
The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.
This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.
Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.
Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.
For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.
This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.
SECTION 14. RIGHTS AFTER TERMINATION
At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.
Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.
The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15. CENTRAL HANDLING OF SECURITIES
The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.
For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.
This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.
SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED
If more than one entity is named as the Insured:
A.	the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.	the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.	the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.	for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.	each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL
Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:
A.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.	the total number of outstanding voting securities.
As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.
SECTION 18. CHANGE OR MODIFICATION
This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.
SECTION 19. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS
This Bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).
IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 1

INSURED		BOND NUMBER

Invesco Advisers, Inc.		87053112B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	July 31, 2012 to July 31, 2013	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:
INVESCO ENTITIES
INVESCO ADVISERS, INC.
INVESCO DISTRIBUTORS, INC.
INVESCO INVESTMENT SERVICES, INC.
INVESCO ASSET MANAGEMENT DEUTSCHLAND GMBH
INVESCO ASSET MANAGEMENT (JAPAN) LIMITED
INVESCO ASSET MANAGEMENT LIMITED
INVESCO AUSTRALIA LIMITED
INVESCO HONG KONG LIMITED
INVESCO SENIOR SECURED MANAGEMENT, INC.
INVESCO TRIMARK LTD.
VAN KAMPEN FUNDS INC.
INVESCO FUNDS
AIM COUNSELOR SERIES TRUST (INVESCO COUNSELOR SERIES TRUST)
AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)
AIM FUNDS GROUP (INVESCO FUNDS GROUP)
AIM GROWTH SERIES (INVESCO GROWTH SERIES)
AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)
AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)
AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)
AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)
AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)
AIM TREASURER’S SERIES TRUST (INVESCO TREASURER’S SERIES TRUST)
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
SHORT-TERM INVESTMENTS TRUST

INVESCO CALIFORNIA INSURED MUNICIPAL INCOME TRUST
INVESCO CALIFORNIA QUALITY MUNICIPAL SECURITIES
INVESCO HIGH YIELD INVESTMENTS FUND, INC.
INVESCO INSURED CALIFORNIA MUNICIPAL SECURITIES
INVESCO INSURED MUNICIPAL BOND TRUST
INVESCO INSURED MUNICIPAL INCOME TRUST
INVESCO INSURED MUNICIPAL SECURITIES TRUST
INVESCO INSURED MUNICIPAL TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST II
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST III
INVESCO MUNICIPAL PREMIUM INCOME TRUST
INVESCO NEW YORK QUALITY MUNICIPAL SECURITIES
INVESCO PRIME INCOME TRUST
INVESCO QUALITY MUNICIPAL INCOME TRUST
INVESCO QUALITY MUNICIPAL INVESTMENT TRUST
INVESCO QUALITY MUNICIPAL SECURITIES
INVESCO VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II
INVESCO VAN KAMPEN BOND FUND
INVESCO VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN DYNAMIC CREDIT OPPORTUNITIES FUND
INVESCO VAN KAMPEN EXCHANGE FUND
INVESCO VAN KAMPEN HIGH INCOME TRUST II
INVESCO VAN KAMPEN MASSACHUSETTS VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST
INVESCO VAN KAMPEN MUNICIPAL TRUST
INVESCO VAN KAMPEN OHIO QUALITY MUNICIPAL TRUST
INVESCO VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN SELECT SECTOR MUNICIPAL TRUST
INVESCO VAN KAMPEN SENIOR INCOME TRUST
INVESCO VAN KAMPEN SENIOR LOAN FUND
INVESCO VAN KAMPEN TRUST FOR INSURED MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW JERSEY MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 2

INSURED		BOND NUMBER

Invesco Advisers, Inc.		87053112B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	July 31, 2012 to July 31, 2013	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, acts or omissions of (including services rendered by) any Insured which is not an Insured Fund (“Non-Fund”) or any Employee of a Non-Fund, except loss, otherwise covered by the terms of this Bond, resulting from or in connection with
(1)	services rendered by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares; or

(2)	Investment Advisory Services rendered by Invesco Capital Management Inc., Invesco Advisors, Inc., or Invesco Private Asset Management, Inc. to any of their investment advisory clients; or

(3)	in the case of a Non-Fund substantially all of whose business is rendering the services described in (1) or (2) above, the general business, activities or operations of such Non-Fund, excluding (a) the rendering of services (other than those described in (1) or (2) above) to any person, or (b) the sale of goods or property of any kind.
It is further understood and agreed that with respect to any Non-Fund, Insuring Agreements C and D only cover loss of Property which a Non-Fund uses or holds, or in which a Non-Fund has an interest, in each case wholly or partially in connection with the rendering of services described in (1) or (2) above.
As used herein, “Investment Advisory Services” means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but not including furnishing only statistical and other factual information (such as economic factors and trends); and (b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.
For purposes of this Rider, Investment Advisory Services shall not include Personal Financial Planning Services.

It is further understood and agreed that as used herein, “Personal Financial Planning Services” means the provision of financial plans to individuals for compensation and the provision of services related thereto, and may include specific recommendations for the implementation of such plans and advice with respect to tax planning, retirement planning, estate planning, insurance planning, budgeting and cash management, or similar types of financial advice, but not including solely Investment Advisory Services.
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN3.2-02 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 3

INSURED		BOND NUMBER

Invesco Advisers, Inc.		87053112B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	July 31, 2012 to July 31, 2013	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond, this Bond shall not cover loss resulting from or in connection with the discretionary voting by any Insured of securities owned or held by any client of such Insured, where such securities are issued by (1) such Insured, or (2) any entity controlling, controlled by, or under common control with such Insured, (“Affiliated Entity”), or (3) any Fund to which such Insured or any Affiliated Entity provides any services.
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN12.0-01 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 4

INSURED		BOND NUMBER

Invesco Advisers, Inc.		87053112B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	July 31, 2012 to July 31, 2013	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:
J.	COMPUTER SECURITY
Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.
1.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:
a.	“Authorized User” means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.	“Computer Fraud” means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:
(1)	is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2)	is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3)	causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.
c.	“Computer Security Procedures” means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.	“Covered Computer System” means any Computer System as to which the Insured has possession, custody and control.

e.	“Unauthorized Third Party” means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

f.	“User Identification” means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.
2.	Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:
a.	Any loss covered under Insuring Agreement A, “Fidelity,” of this Bond; and

b.	Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

c.	Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

d.	Any loss resulting from a Computer Fraud committed by or in collusion with:
(1)	any Authorized User (whether a natural person or an entity); or

(2)	in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User (“Related Entity”), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)	in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent (“Employer Entity”), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity (“Employer-Related Entity”), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

e.	Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

f.	Any loss resulting from Computer Fraud committed by means of wireless access to any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

g.	Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

h.	Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.
For purposes of this Insuring Agreement, “Single Loss,” as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.
It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.O of this Bond.
Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:
(a)	by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)	immediately by written notice from the Insured to the Underwriter.
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN19.0-04 (12/03)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 5

INSURED		BOND NUMBER

Invesco Advisers, Inc.		87053112B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	July 31, 2012 to July 31, 2013	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:
1.	In the event that a loss is covered under more than one bond issued to Invesco Advisers, Inc. or any affiliates thereof issued by ICI Mutual Insurance Company, the total liability of ICI Mutual Insurance Company under all implicated bonds in combination shall not exceed the applicable Limit of Liability of the largest of the implicated bonds. In no event shall the applicable Limits of Liability of each of the implicated bonds be added together or otherwise combined to determine the total liability of ICI Mutual Insurance Company.
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN23.0-01 (11/03)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 6

INSURED		BOND NUMBER

Invesco Advisers, Inc.		87053112B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	July 31, 2012 to July 31, 2013	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the exclusion set forth at Section 2.M of this Bond shall not apply with respect to loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee in connection with offers or sales of securities issued by an Insured Fund if such Employee (a) is an employee of that Fund or of its investment adviser, principal underwriter, or affiliated transfer agent, and (b) is communicating with purchasers of such securities only by telephone or in writing, and (c) does not receive commissions on such sales; provided, that such Dishonest or Fraudulent Acts, Theft, or other acts or omissions do not involve, and such loss does not arise from, a statement or representation which is not (1) contained in a currently effective prospectus or Statement of Additional Information regarding such securities, which has been filed with the Securities and Exchange Commission, or (2) made as part of a scripted response to a question regarding that Fund or such securities, if the script has been filed with, and not objected to by, the Financial Industry Regulatory Authority; and if the entire scripted response has been read to the caller, and if any response concerning the performance of such securities is not outdated.
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN26.0-00 (10/08)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 7

INSURED		BOND NUMBER

Invesco Advisers, Inc.		87053112B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	July 31, 2012 to July 31, 2013	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, and Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:
(1)	letter requesting redemption of $50,000 or less payable by check to the shareholder of record and addressed to the address of record; or

(2)	letter requesting redemption of $50,000 or less by wire transfer to the record shareholder’s bank account of record; or

(3)	written request to a trustee or custodian for a Designated Retirement Account (“DRA”) which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and (b) directs such trustee or custodian to transfer $50,000 or less from such DRA to a trustee or custodian for another DRA established for the benefit of such Owner;
provided, that the Limit of Liability for a Single Loss as described above shall be $50,000 and that the Insured shall bear 20% of each such loss. This Rider shall not apply in the case of any such Single Loss which exceeds $50,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.
For purposes of this Rider:
(A)	“Designated Retirement Account” means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

(B)	“Owner” means the individual for whose benefit the DRA, or a subaccount thereof, is established.
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN27.0-02 (10/08)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 8

INSURED		BOND NUMBER

Invesco Advisers, Inc.		87053112B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	July 31, 2012 to July 31, 2013	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless
(1)	such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2)	reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.
For purposes of this Rider, “Third Party Check” means a check made payable to one or more parties and offered as payment to one or more other parties.
It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:
(1)	any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2)	such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.
It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, “Fidelity.”
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN30.0-01 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 9

INSURED		BOND NUMBER

Invesco Advisers, Inc.		87053112B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	July 31, 2012 to July 31, 2013	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter annually, a list of all Newly Created Investment Companies or portfolios, the estimated annual assets of each Newly Created Investment Company or portfolio, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios, unless said prospectuses and statements of additional information have been previously submitted.
For purposes of this Rider, “Newly Created Investment Company or portfolio” shall mean any Investment Company or portfolio for which registration with the SEC has been declared effective for a time period of less than one year.
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RNV33.0-00-053(05/12)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 10

INSURED		BOND NUMBER

Invesco Advisers, Inc.		87053112B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	July 31, 2012 to July 31, 2013	/S/ Catherine Dalton

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any loss resulting from any On-Line Redemption(s) or On-Line Purchase(s) involving an aggregate amount in excess of $250,000 per shareholder account per day, unless before such redemption(s) or purchase(s), in a procedure initiated by the Insured or by the entity receiving the request for such On-Line Redemption(s) or On-Line Purchase(s):
(i) the Shareholder of Record verifies, by some method other than an Electronic Transmission effected by computer-to-computer over the Internet or utilizing modem or similar connections, that each such redemption or purchase has been authorized, and (ii) if such redemption or purchase is to be effected by wire to or from a particular bank account, a duly authorized employee of the bank verifies the account number to or from which funds are being transferred, and that the name on the account is the same as the name of the intended recipient of the proceeds.
It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an On-Line Transaction shall be Ten Million Dollars ($10,000,000) and the On-Line Deductible with respect to Insuring Agreement I is One Hundred Thousand Dollars ($100,000).
It is further understood and agreed that notwithstanding Section 8, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by On-Line Transactions shall be an aggregate of Ten Million Dollars ($10,000,000) or bond limit, whichever is less for the Bond Period, irrespective of the total amount of such loss or losses.
For purposes of this Rider, the following terms shall have the following meanings:
“On-Line Purchase” means any purchase of shares issued by an Investment Company, which purchase is requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

“On-Line Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested by computer-to computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.
“On-Line Transaction” means any Phone/Electronic Transaction requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN38.0-02 (8/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 11

INSURED		BOND NUMBER

Invesco Advisers, Inc.		87053112B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	July 31, 2012 to July 31, 2013	/S/ Catherine Dalton

In consideration for the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations (“Phone/Electronic Deductible”) shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:
(1)	a Phone/Electronic Redemption requested to be paid or made payable by check to the Shareholder of Record at the address of record; or

(2)	a Phone/Electronic Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record’s bank account of record, provided, that the Limit of Liability for a Single Loss as described in (1) or (2) above shall be the lesser of 80% of such loss or $40,000 and that the Insured shall bear the remainder of each such Loss. This Rider shall not apply if the application of the Phone/Electronic Deductible to the Single Loss would result in coverage of greater than $40,000 or more; in such case the Phone-initiated Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.
For purposes of this Rider, “Phone/Electronic Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested (a) by voice over the telephone, (b) through an automated telephone tone or voice response system (c) by Telefacsimile, or (d) by computer-to-computer transmission over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN39.0-02 (8/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 12

INSURED		BOND NUMBER

Invesco Advisers, Inc.		87053112B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	July 31, 2012 to July 31, 2013	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone/Electronic Transaction requested:
•	by wireless device transmissions over the Internet (including any connected or associated intranet or extranet),

except insofar as such loss is covered under Insuring Agreement A “Fidelity” of this Bond.
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN48.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 13

INSURED		BOND NUMBER

Invesco Advisers, Inc.		87053112B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	July 31, 2012 to July 31, 2013	/S/ Catherine Dalton

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the “Act”). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.
Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 85% of ICI Mutual’s “insured losses” in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total “insured losses” of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.
This bond has no express exclusion for “acts of terrorism.” However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for “acts of terrorism” is one percent (1%).
RN53.0-00 (3/12)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 14

INSURED		BOND NUMBER

Invesco Advisers, Inc.		87053112B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	July 31, 2012 to July 31, 2013	/S/ Catherine Dalton

FINRA BOND RIDER
In consideration of the premium charged for this Bond, it is hereby understood and agreed that with respect to Invesco Distributors, Inc. and Van Kampen Funds Inc. only, this Bond is amended as follows:
1.	For purposes of Insuring Agreement C (“On Premises”), Sections 2 (“Exclusions”), and Section 6 (“Valuation of Property”), “Property” shall be deemed to include furnishings, fixtures, supplies, and equipment located within the office of and owned by the Insured; and
2.	For purposes of Insuring Agreement C (“On Premises”), “Mysterious Disappearances” shall be deemed to include “misplacement”; and
3.	The last sentence of Section 1.I (Definitions – “Employee”) and Section 2.M are deleted; and
4.	The following statement is added to the Bond: “The Underwriter will use its best efforts to promptly notify the Financial Industry Regulatory Authority, Inc. in the event the Bond is cancelled, terminated or substantially modified. Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification.”; and
5.	The first sentence of the second paragraph of Section 13 (“Termination”) is amended to read as follows: “The Insured may terminate this Bond only by written notice to the Underwriter prior to the effective date of the termination, with such effective date specified in the notice;” and
[6.	With respect to the following Insuring Agreements, Item 3 of the Declarations is modified to read as follows:

	Limit of Liability	Deductible Amount
Insuring Agreement A – Fidelity	$55,000,000	$30,000
Insuring Agreement B – Audit Expense	$50,000	$10,000
Insuring Agreement C – On Premises	$55,000,000	$30,000
Insuring Agreement D – In Transit	$55,000,000	$30,000
Insuring Agreement E – Forgery or Alteration	$55,000,000	$30,000
Insuring Agreement F – Securities	$55,000,000	$30,000
Insuring Agreement G – Counterfeit Currency	$55,000,000	$30,000
It is further understood and agreed, the Underwriter will use its best efforts to notify the Financial Industry Regulatory Authority, Inc. within 30 days in the event the Bond is substantially modified, terminated or canceled.
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RN25.1-03 (10/08)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 15

INSURED		BOND NUMBER

Invesco Advisers, Inc.		87053112B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	July 31, 2012 to July 31, 2013	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that no action involving any Foreign Entity as a party, or otherwise relating to any Foreign Entity may be brought against the Underwriter anywhere other than in a court within the State of Vermont in the United States of America. In the case of any such action, this Bond shall be governed by and construed and enforced only in accordance with (1) the internal laws of the State of Vermont (without reference to choice of law doctrine applicable in such state); and (2) the English text as it appears in this Bond.
It is further understood and agreed that as used in Insuring Agreement B., Audit Expense, Insuring Agreement F., Securities and Section 2.E of this Bond only, the term “Self Regulatory Organization” shall be deemed to include any association or organization of investment advisers or securities dealers registered or authorized under the securities laws of any government or any securities exchange registered with any government.
It is further understood and agreed that notwithstanding, Section 17 or any other provision of this Bond, this Bond shall terminate immediately as to any Foreign Entity without prior notice to such Foreign Entity:
(1)	if there is a change in control (as defined in Section 17 of this Bond) of such Foreign Entity by transfer of its outstanding voting securities or otherwise, or

(2)	if such Foreign Entity shall merge or consolidate with an entity such that the Foreign Entity is the surviving entity, or purchase or otherwise acquire any other entity or substantially all the assets of another entity, or acquire or create a subsidiary or separate investment portfolio, unless, prior to such change in control, or merger or consolidation, or purchase, or acquisition or creation, respectively (“Event”), the Foreign Entity notifies the Underwriter in writing of the impending Event and the Underwriter, in its sole discretion, determines to continue the Bond upon such terms and conditions as the Underwriter may deem appropriate.
As used herein, “Foreign Entity” shall mean:

Invesco Asset Management Deutschland GMBH
Invesco Asset Management (Japan) Limited
Invesco Asset Management Limited
Invesco Australia Limited
Invesco Hong Kong Limited
Invesco Global Asset Management (N.A.), Inc.
Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.
RNV14.0-02-053 (1/08)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
INVESTMENT COMPANY BLANKET BOND
RIDER NO. 16

INSURED		BOND NUMBER

Invesco Advisers, Inc.		87053112B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	July 31, 2012 to July 31, 2013	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Named of Insured, shall also include any Inactive Fund.
It is further understood and agreed that as used in this endorsement, “Inactive Fund” means any entity:
(1)	that is or was an investment company registered under the Investment Company Act of 1940;

(2)	that has no active operations of its own, either by reason of previously (i) having had substantially all of its assets acquired by a Company that is specifically identified as an insured under this policy, or (ii) having been merged into another Company that is specifically identified as an insured under this policy; and

(3)	that was specifically identified as an insured under any prior Investment Company Blanket Bond issued by the Underwriter under which policy AIM Advisors, Inc. or any successor thereto (“AIM”), or INVESCO Funds Group., Inc. or any successor thereto (“INVESCO”), or any Fund (other than an Inactive Fund) then advised by AIM or INVESCO, was specifically identified as an Insured Fund (“Predecessor ICI Mutual AIM/INVESCO Bond”).
It is further understood and agreed that this Bond does not cover loss involving any Inactive Fund, except for loss covered by this Bond while such Inactive Fund was both (1) an investment company registered under the Investment Company Act of 1940 and (2) an insured Company under this Bond or a Predecessor ICI Mutual AIM/INVESCO Bond; but then only to the extent otherwise covered by this Bond.
RNM 99.0-00-053 (6/08)

Resolutions approved by the Board of Trustees/Directors of AIM Counselor Series Trust (Invesco Counselor Series Trust), AIM Equity Funds (Invesco Equity Funds), AIM Funds Group (Invesco Funds Group), AIM Growth Series (Invesco Growth Series), AIM International Mutual Funds (Invesco International Mutual Funds), AIM Investment Funds (Invesco Investment Funds), AIM Investment Securities Funds (Invesco Investment Securities Funds), AIM Sector Funds (Invesco Sector Funds), AIM Tax-Exempt Funds ( AIM Tax-Exempt Funds), AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust), AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Short-Term Investments Trust, Invesco Securities Trust (together with their series portfolios, collectively, the “Open-End Funds”), and Invesco California Municipal Income Trust, Invesco California Quality Municipal Securities, Invesco High Yield Investments Fund, Inc., Invesco California Municipal Securities, Invesco Value Municipal Bond Trust, Invesco Value Municipal Income Trust, Invesco Value Municipal Securities, Invesco Value Municipal Trust, Invesco Municipal Income Opportunities Trust, Invesco Municipal Income Opportunities Trust II, Invesco Municipal Income Opportunities Trust III, Invesco Municipal Premium Income Trust, Invesco New York Quality Municipal Securities, Invesco Quality Municipal Income Trust, Invesco Quality Municipal Investment Trust, and Invesco Quality Municipal Securities (collectively, the “Closed-End Funds”) (together with the Open-End Funds, collectively, the “Funds”), at a meeting held on June 19-20, 2012:
Renewal of Fidelity Bond Coverage
WHEREAS, the Boards of Trustees of the Open-End Funds, the Closed-End Funds and the Delaware Funds (individually, a “Trust” and, collectively, the “Trusts”), including all of the independent trustees of the Trusts or the Trust’s respective series portfolios, if any (the “Funds”), have considered: (i) the current joint insured blanket fidelity bond (the “Bond”) for the Trusts, (ii) the amount of such Bond, (iii) the value of the aggregate assets of the Trusts and the Funds, if applicable, to which any covered person may have access, (iv) the type and terms of the arrangements made for the custody and safekeeping of the assets of the Trusts and the Funds, (v) the nature of the securities in the Trusts and the Funds’ respective investment portfolios, (vi) the number of other entities also named as insureds under the Bond (“Other Insureds”); (vii) the nature of the business activities of the Other Insureds; (viii) the amount of the premium to extend the Bond until July 31, 2012 and the ratable allocation of the premium among all parties named as insureds; and (ix) the extent to which the share of the premium allocated to each Fund is less than the premium would have been for a comparable single insured bond for each Trust or Fund;
WHEREAS, the Governance Committees of the Boards are considering revising the liability insurance for the Trusts and Funds and have recommended that both the current Bond and liability insurance be extended to July 31, 2012;
WHEREAS, the Governance Committees of the Boards have recommended that the Boards ratify and approve, on behalf of each Trust, extension of the Bond;
NOW, THEREFORE, IT IS RESOLVED, that the proper officers of the Trusts are authorized and directed to cause each Trust and each Fund, if applicable, to continue to participate, jointly with each other Trust and Fund and the Other Insureds, in the Bond; and it is further

1

RESOLVED, that the current agreement pursuant to Rule 17g-1(f) under the 1940 Act with the Other Insureds listed on the Bond (the “Agreement”), whereby the Trusts and other funds included in the Other Insureds shall collectively bear 70% of the premium for the Bond, the non-fund entities included in the Other Insureds shall collectively bear 30% of the premium for the Bond, and each Trust or Fund shall bear its proportionate share of the portion of the premium to be paid by the Trusts and other funds based on each fund’s total net assets shall remain in effect; and it is further
RESOLVED, that the proper officers of the Trusts are hereby authorized and directed to file with the SEC a copy of the bond and a copy of the resolutions approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each of the Trusts and Funds, a statement showing the amount of a single insured bond which the Trust or Fund would have purchased and maintained had it not been named as an insured under the Bond described herein, a statement of the period for which premiums have been paid and a copy of the Agreement, all pursuant to Rule 17g-1 under the 1940 Act, and that the Chief Compliance Officer or Secretary or any Assistant Secretary of the Trusts be designated as the officers directed to make such filing and any other necessary filings; and it is further
RESOLVED, that the Boards, including the independent trustees, hereby determine that the amount, type, form and coverage of the Bond are reasonable and are hereby ratified and approved; and it is further
RESOLVED, that the Boards, including the independent trustees, hereby determine that the portion of the premium to be paid by each Trust or Fund for the Bond as set forth in the Agreement is fair and reasonable to each Fund, and is hereby ratified and approved; and it is further
RESOLVED, that for purposes of these resolutions, the proper officers of each Trust or Fund shall be the President, any Vice President, the Secretary or any Assistant Secretary.
Resolutions approved by (i) AIM Counselor Series Trust (Invesco Counselor Series Trust), AIM Equity Funds (Invesco Equity Funds), AIM Funds Group (Invesco Funds Group), AIM Growth Series (Invesco Growth Series), AIM International Mutual Funds (Invesco International Mutual Funds), AIM Investment Funds (Invesco Investment Funds), AIM Investment Securities Funds (Invesco Investment Securities Fund), AIM Sector Funds (Invesco Sector Funds), AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds ), AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust, AIM Variable Insurance funds (Invesco Variable Insurance Funds), Short-Term Investments Trust (each, together with its series portfolios, the “Open-End Funds”); (ii) Invesco California Municipal Income Trust, Invesco California Municipal Securities, Invesco California Quality Municipal Securities, Invesco High Yield Investments Fund, Inc., Invesco Municipal Income Opportunities Trust, Invesco Municipal Income Opportunities Trust II, Invesco Municipal Income Opportunities Trust III, Invesco Municipal Premium Income Trust, Invesco New York Quality Municipal Securities, Invesco Quality Municipal Income Trust, Invesco Quality Municipal Investment Trust, Invesco Quality Municipal Securities, Invesco Value Municipal Bond Trust, Invesco Value Municipal Income Trust, Invesco Value Municipal Securities and Invesco Value

2

Municipal Trust (the “Existing Closed-End Funds”); and (iii) Invesco California Municipal Income Trust, Invesco California Municipal Securities, Invesco California Quality Municipal Securities, Invesco High Yield Investments Fund, Invesco Municipal Income Opportunities Trust, Invesco Municipal Income Opportunities Trust II, Invesco Municipal Income Opportunities Trust III, Invesco Municipal Premium Income Trust, Invesco New York Quality Municipal Securities, Invesco Quality Municipal Income Trust, Invesco Quality Municipal Investment Trust, Invesco Quality Municipal Securities, Invesco Value Municipal Bond Trust, Invesco Value Municipal Income Trust, Invesco Value Municipal Securities and Invesco Value Municipal Trust, each a Delaware statutory trust (the “DSTs” and together with the Open-end Funds and Existing Closed-End Funds, each a “Fund” and collectively the “Funds”), via unanimous written consent effective July 31, 2012:
Approval of Renewal of Fidelity Bond Coverage
WHEREAS, the Boards of the Open-End Funds, the Existing Closed-End Funds and the DSTs, including all of the independent trustees, have considered: (i) the joint insured blanket fidelity bond effective for the period August 1, 2012 to July 31, 2013 (the “Bond”) for the Funds, (ii) the amount of such Bond, (iii) the value of the aggregate assets of the Funds to which any covered person may have access, (iv) the type and terms of the arrangements made for the custody and safekeeping of the assets of the Funds, (v) the nature of the securities in the Funds’ respective investment portfolios, (vi) the number of other entities also named as insureds under the Bond (“Other Insureds”); (vii) the nature of the business activities of the Other Insureds; (viii) the amount of the premium for the Bond and the ratable allocation of the premium among all parties named as insureds; and (ix) the extent to which the share of the premium allocated to each Fund is less than the premium would have been for a comparable single insured bond for each Fund;
NOW, THEREFORE, IT IS RESOLVED, that the proper officers of the Funds are authorized and directed to cause each Fund to participate, jointly with each other Fund and the Other Insureds, in the Bond; and it is further
RESOLVED, that the agreement pursuant to Rule 17g-1(f) under the 1940 Act with the Other Insureds listed on the Bond (the “Agreement”), whereby the Trusts and other funds included in the Other Insureds shall collectively bear 70% of the premium for the Bond, the non-fund entities included in the Other Insureds shall collectively bear 30% of the premium for the Bond, and each Fund shall bear its proportionate share of the portion of the premium to be paid by the other Funds based on each Fund’s total net assets substantially in the form previously approved is hereby approved; and it is further
RESOLVED, that the proper officers of the Funds are hereby authorized and directed to file with the Securities and Exchange Commission (“SEC”) a copy of the Bond and a copy of the resolutions approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each of the Funds, a statement showing the amount of premium for a single insured bond which the Fund would have purchased and maintained had it not been named as an insured under the Bond described herein, a statement of the period for which premiums have been paid and a copy of the Agreement, all pursuant to Rule 17g-1 under the 1940 Act, and that the Chief Compliance Officer or Secretary or

3

any Assistant Secretary of the Funds be designated as the officers directed to make such filing and any other necessary filings; and it is further
RESOLVED, that the Boards, including the independent trustees, hereby determine that the amount, type, form and coverage of the Bond are reasonable and are hereby ratified and approved; and it is further
RESOLVED, that the Boards, including the independent trustees, hereby determine that the portion of the premium to be paid by each Fund for the Bond as set forth in the Agreement is fair and reasonable to each Fund, and is hereby ratified and approved.
Enabling Resolutions
RESOLVED, that any other actions and transactions described in or contemplated by, and the performance by the Funds of the foregoing resolutions and the taking of any and all other actions in furtherance of the consummation of such actions and transactions, be, and hereby are, authorized and approved; and it is further
RESOLVED, that the proper officers of the Funds be, and they hereby are, authorized and directed to take any and all such further actions and to execute and deliver any and all such further documents and agreements and to make all expenditures, including, without limitation, the employment or retention of all such counsel, accountants and experts as may be deemed advisable by them, in the name of and on behalf of the Funds, in order fully to carry out the intent and accomplish the purposes of the foregoing resolutions, and the taking of such actions, the execution and filing or delivery of such documents, and the performance of such acts by them shall be conclusive evidence of their approval thereof and the approval thereof and authority therefore by and from the Funds; and it is further
RESOLVED, that all actions previously taken by any officer or the Funds in connection with the matters contemplated by the foregoing resolutions be, and hereby are, adopted, ratified, confirmed and approved in all respects.
General Authorization
RESOLVED, that the proper officers of the Funds be, and they hereby are, authorized and directed to take any and all such further actions, including minor corrections as approved by counsel, and to execute and deliver any and all such further documents and agreements, in the name of and on behalf of the Funds, and to pay all expenses which they deem necessary, proper or advisable, in order fully to carry out the intent and accomplish the purposes of the foregoing resolutions, including making any necessary filings with the SEC or other regulatory authority or agency.

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Resolutions approved by the Board of Trustees/Managing General Partners of Invesco Van Kampen Advantage Municipal Income Trust II, Invesco Van Kampen Bond Fund, Invesco Van Kampen California Value Municipal Income Trust, Invesco Van Kampen Dynamic Credit Opportunities Fund, Invesco Van Kampen Exchange Fund, Invesco Van Kampen High Income Trust II, Invesco Van Kampen Massachusetts Value Municipal Income Trust, Invesco Van Kampen Municipal Opportunity Trust, Invesco Van Kampen Municipal Trust, Invesco Van Kampen Pennsylvania Value Municipal Income Trust, Invesco Van Kampen Select Sector Municipal Trust, Invesco Van Kampen Senior Income Trust, Invesco Van Kampen Senior Loan Fund, Invesco Van Kampen Trust for Investment Grade Municipals, Invesco Van Kampen Trust for Investment Grade New Jersey Municipals, Investment Van Kampen Trust for Investment Grade New York Municipals and Invesco Van Kampen Trust for Value Municipals, at a meeting held on July 20, 2012:
Approval of Renewal of Fidelity Bond Coverage
WHEREAS, the Board of each of the Funds listed on Exhibit A, including all of the independent trustees who are not “interested persons” of the Funds as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (such trustees are herein referred to as the “independent trustees”), have considered: (i) the form of the joint insured blanket fidelity bond (the “Bond”) for the Funds, (ii) the amount of such Bond, (iii) the value of the aggregate assets of the Funds to which any covered person may have access, (iv) the type and terms of the arrangements made for the custody and safekeeping of the assets of the Funds, (v) the nature of the securities in the Funds’ respective investment portfolios, (vi) the number of other entities also named as insureds under the Bond (“Other Insureds” and together with the Funds the “Insureds”); (vii) the nature of the business activities of the Other Insureds; (viii) the amount of the premium and the ratable allocation of the premium among all parties named as insureds; and (ix) the extent to which the share of the premium allocated to each Fund is less than the premium would have been for a comparable single insured bond for each Fund; and
WHEREAS, it is contemplated that certain Funds identified on Exhibit A (each a “Redomesticating Fund”) will reorganize into corresponding Delaware statutory trusts with the same name as the corresponding Redomesticating Fund (each a “Successor Fund”) pursuant to an Agreement and Plan of Redomestication (such reorganizations pursuant thereto being referred to herein as the “Redomestications”) previously approved by the Board; and
WHEREAS, the Trustees, in their capacity as a trustees of the Successor Funds, desire that the following resolutions be approved with respect to the Successor Funds; therefore the term “Funds” or “Fund” as used in the following resolutions shall mean, with respect to a Redomesticating Fund, both the Redomesticating Fund and, upon completion of the applicable Redomestication, the corresponding Successor Fund;
NOW, THEREFORE, IT IS RESOLVED, that the proper officers of the Funds are authorized and directed to cause each Fund to participate, jointly with each other

Fund and the Other Insureds, in the Bond in the aggregate amount of $55 million; and it is further
RESOLVED, that the proper officers of the Funds are hereby authorized and directed to execute an agreement pursuant to Rule 17g-1(f) under the 1940 Act with the Other Insureds listed on the Bond (the “Agreement”), whereby the fund entities (including the Funds) included in the Insureds shall collectively bear 70% of the premium for the Bond and the non-fund entities included in the Insureds shall collectively bear 30% of the premium for the Bond, and each Fund shall bear its proportionate share of the portion of the premium to be paid by the fund entities (including the Funds) based on each fund entity’s total net assets; and it is further
RESOLVED, that the proper officers of the Funds are hereby authorized and directed to file with the Securities and Exchange Commission (“SEC”) a copy of the bond and a copy of the resolutions approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each of the Funds, a statement showing the amount of premium for a single insured bond which the Fund would have purchased and maintained had it not been named as an insured under the Bond described herein, a statement of the period for which premiums have been paid and a copy of the Agreement, all pursuant to Rule 17g-1 under the 1940 Act, and that the Secretary or any Assistant Secretary of the Funds be designated as the officers directed to make such filing and any other necessary filings; and it is further
RESOLVED, that the Boards, including the independent trustees, hereby determine that the amount, type, form and coverage of the Bond are reasonable and are hereby ratified and approved; and it is further
RESOLVED, that the Boards, including the independent trustees, hereby determine that the portion of the premium to be paid by each Fund for the Bond as set forth in the Agreement is fair and reasonable to each Fund, and is hereby ratified and approved.

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Exhibit A
FUNDS
INVESCO VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II*
INVESCO VAN KAMPEN BOND FUND
INVESCO VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST*
INVESCO VAN KAMPEN DYNAMIC CREDIT OPPORTUNITIES FUND
INVESCO VAN KAMPEN EXCHANGE FUND
INVESCO VAN KAMPEN HIGH INCOME TRUST II*
INVESCO VAN KAMPEN MASSACHUSETTS VALUE MUNICIPAL INCOME TRUST*
INVESCO VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST*
INVESCO VAN KAMPEN MUNICIPAL TRUST*
INVESCO VAN KAMPEN OHIO QUALITY MUNICIPAL TRUST*
INVESCO VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST*
INVESCO VAN KAMPEN SELECT SECTOR MUNICIPAL TRUST*
INVESCO VAN KAMPEN SENIOR INCOME TRUST*
INVESCO VAN KAMPEN SENIOR LOAN FUND*
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS*
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW JERSEY MUNICIPALS*
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS*
INVESCO VAN KAMPEN TRUST FOR VALUE MUNICIPALS*

*	Redomesticating Fund

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AMOUNT OF THE SINGLE INSURED BOND WHICH EACH INVESTMENT COMPANY WOULD HAVE PROVIDED AND MAINTAINED HAD EACH COMPANY NOT BEEN NAMED AS AN INSURED UNDER A JOINT INSURED BOND
Had the above-referenced investment companies not been named as insured under a joint insured bond, pursuant to section 17g-1(g)(b), each of them would have provided and maintained a single insured bond in the amounts set forth below:

1.	AIM Counselor Series Trust (Invesco Counselor Series Trust )	$2,500,000
2.	AIM Equity Funds (Invesco Equity Funds)	$2,500,000
3.	AIM Funds Group (Invesco Funds Group)	$1,700,000
4.	AIM Growth Series (Invesco Growth Series)	$2,500,000
5.	AIM International Mutual Funds (Invesco International Mutual Funds)	$2,500,000
6.	AIM Investment Funds (Invesco Investment Funds)	$2,500,000
7.	AIM Investment Securities Funds (Invesco Investment Securities Funds)	$2,500,000
8.	AIM Sector Funds (Invesco Sector Funds)	$2,500,000
9.	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	$2,500,000
10.	AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust)	$2,500,000
11.	AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	$2,500,000
12.	Short-Term Investments Trust	$2,500,000
13.	Invesco California Municipal Income Trust	$600,000
14.	Invesco California Quality Municipal Securities	$600,000
15.	Invesco High Yield Investments Fund, Inc.	$450,000
16.	Invesco California Municipal Securities	$400,000
17.	Invesco Value Municipal Bond Trust	$450,000
18.	Invesco Value Municipal Income Trust	$750,000
19.	Invesco Value Municipal Securities	$525,000
20.	Invesco Value Municipal Trust	$750,000
21.	Invesco Municipal Income Opportunities Trust	$525,000
22.	Invesco Municipal Income Opportunities Trust II	$525,000
23.	Invesco Municipal Income Opportunities Trust III	$400,000
24.	Invesco Municipal Premium Income Trust	$600,000
25.	Invesco New York Quality Municipal Securities	$450,000
26.	Invesco Prime Income Trust	$600,000
27.	Invesco Quality Municipal Income Trust	$900,000
28.	Invesco Quality Municipal Investment Trust	$750,000
29.	Invesco Quality Municipal Securities	$750,000
30.	Invesco Van Kampen Advantage Municipal Income Trust II	$1,000,000
31.	Invesco Van Kampen Bond Fund	$600,000
32.	Invesco Van Kampen California Value Municipal Income Trust	$900,000
33.	Invesco Van Kampen Dynamic Credit Opportunities Fund	$1,250,000
34.	Invesco Van Kampen Exchange Fund, A California Limited Partnership	$400,000
35.	Invesco Van Kampen High Income Trust II	$450,000
36.	Invesco Van Kampen Massachusetts Value Municipal Income Trust	$400,000
37.	Invesco Van Kampen Municipal Opportunity Trust	$1,000,000
38.	Invesco Van Kampen Municipal Trust	$1,000,000
39.	Invesco Van Kampen Ohio Quality Municipal Trust	$525,000
40.	Invesco Van Kampen Pennsylvania Value Municipal Income Trust	$900,000
41.	Invesco Van Kampen Select Sector Municipal Trust	$750,000
42.	Invesco Van Kampen Senior Income Trust	$1,250,000
43.	Invesco Van Kampen Senior Loan Fund	$1,250,000
44.	Invesco Van Kampen Trust For Value Municipals	$600,000
45.	Invesco Van Kampen Trust For Investment Grade Municipals	$1,250,000
46.	Invesco Van Kampen Trust For Investment Grade New Jersey Municipals	$600,000
47.	Invesco Van Kampen For Investment Grade New York Municipals	$750,000

PERIOD FOR WHICH PREMIUMS HAVE BEEN PAID
The premiums for the above-referenced bond have been paid through July 31, 2013.

JOINT INSURANCE AGREEMENT
     THIS JOINT INSURANCE AGREEMENT, dated as of June 30, 2011 as amended as of June 30, 2012, is by and among (i) the open-end funds (the “Open-End Funds”), which Open-End Funds represent series portfolios of the Delaware statutory trusts (“Trusts”), listed on Schedule A, (ii) each of the closed-end funds (including the Delaware statutory trusts that have been formed in connection with the redomestication of the Closed-end Funds) (the “Closed-End Funds”) listed on Schedule A, (iii) each of the Cayman Funds (“Cayman Funds”) listed on Schedule A and Invesco Van Kampen Exchange Fund (the “Exchange Fund” and together with the Cayman Funds, the “Other Funds” and together with and the Open-End Funds and the Closed-End Funds, the “Funds”) and (iv) each of the entities (“Invesco Entities”) listed on Schedule A, which Invesco Entities are also named as insureds under the ICI Mutual Insurance Company Investment Blanket Bond.
BACKGROUND
     THIS AGREEMENT is entered into with the following background:
     A. Section 17(g) of the Investment Company Act of 1940 (the “Act”) authorizes the Securities and Exchange Commission (“SEC”) to require that the officers and employees of registered management investment companies be bonded against larceny and embezzlement, and the SEC has promulgated Rule 17g-1 requiring such coverage in specified minimum amounts.
     B. The Funds have obtained and maintain the bonds and policies of insurance providing coverage against larceny and embezzlement by their officers and the employees of certain of the Invesco Entities (the “Joint Bonds”).
     C. The Board of Trustees/Directors of each Fund, by vote of a majority of its members and a majority of those members of the Board of each Fund who are not “interested persons” as defined by Section 2 (a) (19) of the Act, has given due consideration to all factors relevant to the amount, type, form, coverage and apportionment of recoveries and premiums on the Joint Bonds and has approved the form, term and amount of the Joint Bonds, the portion of the premiums payable by each Fund, and the manner in which recovery on the Joint Bonds (“Joint Bond Proceeds”), if any, shall be shared by and among the parties hereto as hereinafter set forth.
     NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties hereto as follows:
     1. ALLOCATION OF PROCEEDS
          a. In the event a single party suffers a loss or losses covered under the Joint Bonds, the party suffering such loss or losses shall be entitled to be indemnified up to the full amount of the Joint Bond Proceeds.
          b. If more than one party is damaged in a single loss for which Joint Bond Proceeds are received, each such party shall receive that portion of the Joint Bond Proceeds which represents the loss sustained by that party, unless the recovery is inadequate to indemnify fully each such party. If the recovery is inadequate to indemnify fully each such party sustaining a loss, the Joint Bond Proceeds shall be allocated among such parties as set forth in (1) through (3) of this provision 1.b below. Any party not fully indemnified for its insurable losses as a result of this allocation is hereafter referred to as an “Unindemnified Party”.
(1) Each Trust or Fund sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of bond coverage allocated to such party specified on Schedule B hereto. To the extent any Cayman Fund sustains a loss, such Cayman Fund shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of bond coverage allocated to the Open-end Fund that owns such Cayman Fund specified on Schedule B hereto.
(2) Each Invesco Entity sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or its proportionate share of the minimum amount of the aggregate bond coverage allocable to the Invesco Entities, as set forth Schedule B hereto.
(3) The remaining portion of the Joint Bond Proceeds, if any, shall be allocated to each Unindemnified Party in the same proportion as such party’s allocation of minimum bond coverage on Schedule B hereto bears to the aggregate of the minimum bond coverage amounts set forth on Schedule B for all Unindemnified Parties, provided that no party shall receive Joint Bond Proceeds in excess of its actual insurable losses.
     2. ALLOCATION OF PREMIUMS
          a. Each party hereto has agreed that the premiums payable with respect to the Joint Bonds (“Premiums”) shall be shared (the “Sharing Arrangement”) between the Funds and the Invesco Entities, with the Funds paying, in the aggregate, seventy percent (70%) thereof (“Fund Premiums”) and the Invesco Entities paying, in the aggregate, thirty percent (30%) thereof (“Invesco Premiums”).
          b. After giving effect to the Sharing Arrangement, Fund Premiums shall be further allocated among each of the Funds by calculating, on an annual basis (and, in the event any increased or additional premium is required to be paid during the year, as of the date such increased or additional premium is due), each Fund’s proportionate share thereof, based on dividing each Fund’s total net assets by the aggregate net assets of all of the Funds; provided that the Fund Premiums for the Cayman Funds shall be allocated to the Open-End Fund that includes the respective Cayman Funds’ assets in such Open-End Fund’s total net assets.
     3. BOND COVERAGE REQUIREMENTS AND CHANGES
          a. Each party hereto has determined that the minimum amount of fidelity bond coverage deemed appropriate to be maintained by it is as set forth opposite its name in Schedule B. Each of the Trusts, on behalf of the Open-End Funds and the Cayman Funds, and each of the Closed-End Funds and the Exchange Fund has determined that the minimum amount of coverage required of it under Rule 17g-1 (d) (1) as of the date hereof is the amount reflected opposite its name in Schedule B. Each of the Trusts, Closed-End Funds and Exchange Fund further agrees that it’s Treasurer will promptly take such steps as may be necessary, from time to time, to increase its minimum coverage as set forth in Schedule B (and, if necessary, the face amount of the Joint Bonds) so that its minimum coverage as therein set forth shall at no time be less than the minimum coverage required of it under Rule 17g-l (d)(1).
          b. The parties hereto may, from time to time hereafter, agree to modify Schedule B to reflect changes in coverage both among the Funds and the Invesco Entities, so long as the amount of the change does not result in any Fund’s minimum coverage becoming less than the minimum coverage required of it under Rule 17g-1(d)(1). All references in this Agreement to “Schedule B” shall be to such Schedule as amended as of the relevant date on which premiums are to be allocated or losses are sustained.
     4. ADDITION OF NEW FUNDS AND SERIES
     The parties to this Agreement contemplate that additional trusts, funds or other related entities permitted by Rule 17g-1 (“Additional Entities”) may be added from time to time after the date of this Agreement. In the event an Additional Entity is organized, such Additional Entity may be included as an additional party to this Agreement if the Board of Trustees of each of the Trusts (including the Additional Entity Trust if it is being added) approve such addition and establish a revised minimum allocation of bond coverage. The inclusion of an additional Trust as a party to this Agreement shall be evidenced by such Trust’s execution of the Addendum to this Agreement and all references herein to the “Trust” shall include any such Additional Entity Trusts.
     5. TERM OF AGREEMENT
     This Agreement supersedes and replaces the joint insurance agreement dated as of June 1, 2010, and shall apply to the present fidelity bond coverage and any renewals or replacements thereof and shall continue thereafter until terminated by any party hereto upon the giving of not less than sixty days written notice to the other parties.
     6. DISPUTES
     Any dispute arising under this Agreement shall be submitted to arbitration in the City of Houston, Texas under the Rules of the American Arbitration Association, and the decision rendered therein shall be final and binding upon the parties hereto.
     7. GOVERNING LAW
     This Agreement shall be governed by, and construed in accordance with the laws of the State of Texas, to the extent not inconsistent with applicable provisions of the Act and the rules and regulations promulgated thereunder by the SEC.

     IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed by a duly authorized officer or representative on the date first written above.

INVESCO ADVISERS, INC.		INVESCO DISTRIBUTORS, INC.

By: Name:	/s/ John M. Zerr John M. Zerr	By: Name:	/s/ John M. Zerr John M. Zerr
Title:	Senior Vice President	Title:	Senior Vice President & Secretary

INVESCO INVESTMENT SERVICES, INC.		INVESCO ASSET MANAGEMENT DEUTSCHLAND GMBH

By:	/s/ William J. Galvin	By:	/s/ Christian Puschmann	/s/ Alexander Lehmann
Name:	William J. Galvin	Name:	Christian Puschmann	Alexander Lehmann
Title:	President	Title:	Managing Directors

INVESCO ASSET MANAGEMENT (JAPAN) LTD.		INVESCO ASSET MANAGEMENT LIMITED

By: Name:	/s/ Andrew Lo Andrew Lo	By: Name:	/s/ Graeme Proudfoot Graeme Proudfoot
Title:	Director	Title:	Director

INVESCO AUSTRALIA LIMITED		INVESCO HONG KONG LIMITED

By: Name:	/s/ Andrew Lo Andrew Lo	By: Name:	/s/ Andrew Lo Andrew Lo
Title:	Director	Title:	SMD-CFO Asia Pacific

INVESCO SENIOR SECURED MANAGEMENT, INC.		INVESCO CANADA LTD.

By: Name:	/s/ Gregory Stoeckle Gregory Stoeckle	By: Name:	/s/ Eric Adelson Eric Adelson
Title:	President	Title:	Senior Vice President

OPEN-END FUNDS
AIM COUNSELOR SERIES TRUST (INVESCO COUNSELOR SERIES TRUST)
AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)
AIM FUNDS GROUP (INVESCO FUNDS GROUP)
AIM GROWTH SERIES (INVESCO GROWTH SERIES)
AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)
AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)
AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)
AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)
AIM TAX-EXEMPT FUNDS(INVESCO TAX-EXEMPT FUNDS)
AIM TREASURER’S SERIES TRUST (INVESCO TREASURER’S SERIES TRUST)
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
SHORT-TERM INVESTMENTS TRUST

By: Name:	/s/ John M. Zerr John M. Zerr
Title:	Senior Vice President, Chief Legal Officer & Secretary
CLOSED-END FUNDS
INVESCO CALIFORNIA MUNICIPAL INCOME TRUST
INVESCO CALIFORNIA QUALITY MUNICIPAL SECURITIES
INVESCO HIGH YIELD INVESTMENTS FUND, INC.
INVESCO CALIFORNIA MUNICIPAL SECURITIES
INVESCO VALUE MUNICIPAL BOND TRUST
INVESCO VALUE MUNICIPAL INCOME TRUST
INVESCO VALUE MUNICIPAL SECURITIES
INVESCO VALUE MUNICIPAL TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST II
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST III
INVESCO MUNICIPAL PREMIUM INCOME TRUST
INVESCO NEW YORK QUALITY MUNICIPAL SECURITIES
INVESCO QUALITY MUNICIPAL INCOME TRUST
INVESCO QUALITY MUNICIPAL INVESTMENT TRUST
INVESCO QUALITY MUNICIPAL SECURITIES
INVESCO VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II
INVESCO VAN KAMPEN BOND FUND
INVESCO VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN DYNAMIC CREDIT OPPORTUNITIES FUND
INVESCO VAN KAMPEN HIGH INCOME TRUST II
INVESCO VAN KAMPEN MASSACHUSETTS VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST
INVESCO VAN KAMPEN MUNICIPAL TRUST
INVESCO VAN KAMPEN OHIO QUALITY MUNICIPAL TRUST
INVESCO VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN SELECT SECTOR MUNICIPAL TRUST
INVESCO VAN KAMPEN SENIOR INCOME TRUST
INVESCO VAN KAMPEN SENIOR LOAN FUND

INVESCO VAN KAMPEN TRUST FOR VALUE MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW JERSEY MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS

By: Name:	/s/ John M. Zerr John M. Zerr
Title:	Senior Vice President,
Chief Legal Officer & Secretary
DELAWARE STATUTORY TRUSTS
INVESCO CALIFORNIA MUNICIPAL INCOME TRUST
INVESCO CALIFORNIA QUALITY MUNICIPAL SECURITIES
INVESCO HIGH YIELD INVESTMENTS FUND
INVESCO CALIFORNIA MUNICIPAL SECURITIES
INVESCO VALUE MUNICIPAL BOND TRUST
INVESCO VALUE MUNICIPAL INCOME TRUST
INVESCO VALUE MUNICIPAL SECURITIES
INVESCO VALUE MUNICIPAL TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST II
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST III
INVESCO MUNICIPAL PREMIUM INCOME TRUST
INVESCO NEW YORK QUALITY MUNICIPAL SECURITIES
INVESCO QUALITY MUNICIPAL INCOME TRUST
INVESCO QUALITY MUNICIPAL INVESTMENT TRUST
INVESCO QUALITY MUNICIPAL SECURITIES
INVESCO VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II
INVESCO VAN KAMPEN BOND FUND
INVESCO VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN DYNAMIC CREDIT OPPORTUNITIES FUND
INVESCO VAN KAMPEN HIGH INCOME TRUST II
INVESCO VAN KAMPEN MASSACHUSETTS VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST
INVESCO VAN KAMPEN MUNICIPAL TRUST
INVESCO VAN KAMPEN OHIO QUALITY MUNICIPAL TRUST
INVESCO VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN SELECT SECTOR MUNICIPAL TRUST
INVESCO VAN KAMPEN SENIOR INCOME TRUST
INVESCO VAN KAMPEN SENIOR LOAN FUND
INVESCO VAN KAMPEN TRUST FOR VALUE MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW JERSEY MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS

By: Name:	/s/ John M. Zerr John M. Zerr
Title:	Senior Vice President,
Chief Legal Officer & Secretary

CAYMAN FUNDS
INVESCO CAYMAN COMMODITY FUND I LTD.
INVESCO CAYMAN COMMODITY FUND II LTD.
INVESCO CAYMAN COMMODITY FUND III LTD.
INVESCO CAYMAN COMMODITY FUND IV LTD.

By: Name:	/s/ John M. Zerr John M. Zerr
Title:	Senior Vice President, Chief Legal Officer & Secretary
INVESCO VAN KAMPEN EXCHANGE FUND

By: Name:	/s/ John M. Zerr John M. Zerr
Title:	Senior Vice President,
Chief Legal Officer & Secretary

SCHEDULE A
INVESCO ENTITIES
INVESCO ADVISERS, INC.
INVESCO DISTRIBUTORS, INC.
INVESCO INVESTMENT SERVICES, INC.
INVESCO ASSET MANAGEMENT DEUTSCHLAND GMBH
INVESCO ASSET MANAGEMENT (JAPAN) LIMITED
INVESCO ASSET MANAGEMENT LIMITED
INVESCO AUSTRALIA LIMITED
INVESCO HONG KONG LIMITED
INVESCO SENIOR SECURED MANAGEMENT, INC.
INVESCO CANADA LTD.
OPEN-END FUNDS
AIM COUNSELOR SERIES TRUST (INVESCO COUNSELOR SERIES TRUST)
AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)
AIM FUNDS GROUP (INVESCO FUNDS GROUP)
AIM GROWTH SERIES (INVESCO GROWTH SERIES)
AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)
AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)
AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)
AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)
AIM TAX-EXEMPT FUNDS(INVESCO TAX-EXEMPT FUNDS)
AIM TREASURER’S SERIES TRUST (INVESCO TREASURER’S SERIES TRUST)
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
SHORT-TERM INVESTMENTS TRUST
CLOSED-END FUNDS
INVESCO CALIFORNIA MUNICIPAL INCOME TRUST
INVESCO CALIFORNIA QUALITY MUNICIPAL SECURITIES
INVESCO HIGH YIELD INVESTMENTS FUND, INC.
INVESCO CALIFORNIA MUNICIPAL SECURITIES
INVESCO VALUE MUNICIPAL BOND TRUST
INVESCO VALUE MUNICIPAL INCOME TRUST
INVESCO VALUE MUNICIPAL SECURITIES
INVESCO VALUE MUNICIPAL TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST II
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST III
INVESCO MUNICIPAL PREMIUM INCOME TRUST
INVESCO NEW YORK QUALITY MUNICIPAL SECURITIES
INVESCO QUALITY MUNICIPAL INCOME TRUST
INVESCO QUALITY MUNICIPAL INVESTMENT TRUST
INVESCO QUALITY MUNICIPAL SECURITIES
INVESCO VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II
INVESCO VAN KAMPEN BOND FUND
INVESCO VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN DYNAMIC CREDIT OPPORTUNITIES FUND
INVESCO VAN KAMPEN HIGH INCOME TRUST II

INVESCO VAN KAMPEN MASSACHUSETTS VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST
INVESCO VAN KAMPEN MUNICIPAL TRUST
INVESCO VAN KAMPEN OHIO QUALITY MUNICIPAL TRUST
INVESCO VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN SELECT SECTOR MUNICIPAL TRUST
INVESCO VAN KAMPEN SENIOR INCOME TRUST
INVESCO VAN KAMPEN SENIOR LOAN FUND
INVESCO VAN KAMPEN TRUST FOR VALUE MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW JERSEY MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS
DELAWARE STATUTORY TRUSTS
INVESCO CALIFORNIA MUNICIPAL INCOME TRUST
INVESCO CALIFORNIA QUALITY MUNICIPAL SECURITIES
INVESCO HIGH YIELD INVESTMENTS FUND
INVESCO CALIFORNIA MUNICIPAL SECURITIES
INVESCO VALUE MUNICIPAL BOND TRUST
INVESCO VALUE MUNICIPAL INCOME TRUST
INVESCO VALUE MUNICIPAL SECURITIES
INVESCO VALUE MUNICIPAL TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST II
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST III
INVESCO MUNICIPAL PREMIUM INCOME TRUST
INVESCO NEW YORK QUALITY MUNICIPAL SECURITIES
INVESCO QUALITY MUNICIPAL INCOME TRUST
INVESCO QUALITY MUNICIPAL INVESTMENT TRUST
INVESCO QUALITY MUNICIPAL SECURITIES
INVESCO VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II
INVESCO VAN KAMPEN BOND FUND
INVESCO VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN DYNAMIC CREDIT OPPORTUNITIES FUND
INVESCO VAN KAMPEN HIGH INCOME TRUST II
INVESCO VAN KAMPEN MASSACHUSETTS VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST
INVESCO VAN KAMPEN MUNICIPAL TRUST
INVESCO VAN KAMPEN OHIO QUALITY MUNICIPAL TRUST
INVESCO VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN SELECT SECTOR MUNICIPAL TRUST
INVESCO VAN KAMPEN SENIOR INCOME TRUST
INVESCO VAN KAMPEN SENIOR LOAN FUND
INVESCO VAN KAMPEN TRUST FOR VALUE MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW JERSEY MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS

CAYMAN FUNDS
INVESCO CAYMAN COMMODITY FUND I LTD.
INVESCO CAYMAN COMMODITY FUND II LTD.
INVESCO CAYMAN COMMODITY FUND III LTD.
INVESCO CAYMAN COMMODITY FUND IV LTD.
INVESCO VAN KAMPEN EXCHANGE FUND

SCHEDULE B
ALLOCATION OF MINIMUM BOND COVERAGE

MINIMUM BOND
INSURED	COVERAGE
INVESCO ENTITIES	N/A
AIM COUNSELOR SERIES TRUST (INVESCO COUNSELOR SERIES TRUST)	$2,500,000
AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)	$2,500,000
AIM FUNDS GROUP (INVESCO FUNDS GROUP)	$1,700,000
AIM GROWTH SERIES (INVESCO GROWTH SERIES)	$2,500,000
AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	$2,500,000
AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	$2,500,000
AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)	$2,500,000
AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)	$2,500,000
AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)	$2,500,000
AIM TREASURER’S SERIES TRUST (INVESCO TREASURER’S SERIES TRUST)	$2,500,000
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	$2,500,000
SHORT-TERM INVESTMENTS TRUST	$2,500,000
INVESCO CALIFORNIA MUNICIPAL INCOME TRUST	$600,000
INVESCO CALIFORNIA QUALITY MUNICIPAL SECURITIES	$600,000
INVESCO HIGH YIELD INVESTMENTS FUND, INC.	$525,000
INVESCO CALIFORNIA MUNICIPAL SECURITIES	$400,000
INVESCO VALUE MUNICIPAL BOND TRUST	$450,000
INVESCO VALUE MUNICIPAL INCOME TRUST	$750,000
INVESCO VALUE MUNICIPAL SECURITIES	$450,000
INVESCO VALUE MUNICIPAL TRUST	$750,000
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST	$525,000
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST II	$525,000
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST III	$400,000
INVESCO MUNICIPAL PREMIUM INCOME TRUST	$600,000
INVESCO NEW YORK QUALITY MUNICIPAL SECURITIES	$450,000
INVESCO QUALITY MUNICIPAL INCOME TRUST	$900,000
INVESCO QUALITY MUNICIPAL INVESTMENT TRUST	$750,000
INVESCO QUALITY MUNICIPAL SECURITIES	$750,000
INVESCO VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II	$1,000,000
INVESCO VAN KAMPEN BOND FUND	$600,000
INVESCO VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST	$750,000
INVESCO VAN KAMPEN DYNAMIC CREDIT OPPORTUNITIES FUND	$1,250,000
INVESCO VAN KAMPEN EXCHANGE FUND	$400,000
INVESCO VAN KAMPEN HIGH INCOME TRUST II	$450,000

MINIMUM BOND
INSURED	COVERAGE
INVESCO VAN KAMPEN MASSACHUSETTS VALUE MUNICIPAL INCOME TRUST	$400,000
INVESCO VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST	$1,000,000
INVESCO VAN KAMPEN MUNICIPAL TRUST	$1,000,000
INVESCO VAN KAMPEN OHIO QUALITY MUNICIPAL TRUST	$525,000
INVESCO VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST	$900,000
INVESCO VAN KAMPEN SELECT SECTOR MUNICIPAL TRUST	$750,000
INVESCO VAN KAMPEN SENIOR INCOME TRUST	$1,250,000
INVESCO VAN KAMPEN SENIOR LOAN FUND	$1,250,000
INVESCO VAN KAMPEN TRUST FOR VALUE MUNICIPALS	$600,000
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS	$1,250,000
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW JERSEY MUNICIPALS	$600,000
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS	$750,000
DELAWARE STATUTORY TRUSTS AS SCHEDULED IN SCHEDULE A	N/A

JOINT INSURANCE AGREEMENT
     THIS JOINT INSURANCE AGREEMENT, dated as of July 31, 2012, is by and among (i) the open-end funds (the “Open-End Funds”), which Open-End Funds represent series portfolios of the Delaware statutory trusts (“Trusts”), listed on Schedule A, (ii) each of the closed-end funds (the “Closed-End Funds”) listed on Schedule A, (iii) each of the closed-end funds that are Delaware statutory trusts (the “DSTs”) listed on Schedule A effective on the date of the closing of a redomestication whereby the corresponding Closed-End Fund will transfer all its assets and liabilities to the corresponding DST (each a “Closing Date”), (iv) each of the Cayman Funds (“Cayman Funds”) listed on Schedule A and Invesco Van Kampen Exchange Fund (the “Exchange Fund” and together with the Cayman Funds, the “Other Funds” and together with the Open-End Funds, the Closed-End Funds and the DSTs, the “Funds”) and (v) each of the entities (“Invesco Entities”) listed on Schedule A, which Invesco Entities are also named as insureds under the ICI Mutual Insurance Company Investment Blanket Bond.
BACKGROUND
     THIS AGREEMENT is entered into with the following background:
     A. Section 17(g) of the Investment Company Act of 1940 (the “Act”) authorizes the Securities and Exchange Commission (“SEC”) to require that the officers and employees of registered management investment companies be bonded against larceny and embezzlement, and the SEC has promulgated Rule 17g-1 requiring such coverage in specified minimum amounts.
     B. The Funds have obtained and maintain the bonds and policies of insurance providing coverage against larceny and embezzlement by their officers and the employees of certain of the Invesco Entities (the “Joint Bonds”).

     C. The Board of Trustees/Directors of each Fund, by vote of a majority of its members and a majority of those members of the Board of each Fund who are not “interested persons” as defined by Section 2 (a) (19) of the Act, has given due consideration to all factors relevant to the amount, type, form, coverage and apportionment of recoveries and premiums on the Joint Bonds and has approved the form, term and amount of the Joint Bonds, the portion of the premiums payable by each Fund, and the manner in which recovery on the Joint Bonds (“Joint Bond Proceeds”), if any, shall be shared by and among the parties hereto as hereinafter set forth.
     NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties hereto as follows:
     1. ALLOCATION OF PROCEEDS
          a. In the event a single party suffers a loss or losses covered under the Joint Bonds, the party suffering such loss or losses shall be entitled to be indemnified up to the full amount of the Joint Bond Proceeds.
          b. If more than one party is damaged in a single loss for which Joint Bond Proceeds are received, each such party shall receive that portion of the Joint Bond Proceeds which represents the loss sustained by that party, unless the recovery is inadequate to indemnify fully each such party. If the recovery is inadequate to indemnify fully each such party sustaining a loss, the Joint Bond Proceeds shall be allocated among such parties as set forth in (1) through (3) of this provision 1.b below. Any party not fully indemnified for its insurable losses as a result of this allocation is hereafter referred to as an “Unindemnified Party”.
(1) Each Trust or Fund sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of bond coverage allocated to such party specified on

Schedule B hereto. Each DST shall succeed to the amount allocated to its corresponding Closed-End Fund effective on the Closing Date. To the extent any Cayman Fund sustains a loss, such Cayman Fund shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of bond coverage allocated to the Open-End Fund that owns such Cayman Fund specified on Schedule B hereto.
(2) Each Invesco Entity sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or its proportionate share of the minimum amount of the aggregate bond coverage allocable to the Invesco Entities, as set forth Schedule B hereto.
(3) The remaining portion of the Joint Bond Proceeds, if any, shall be allocated to each Unindemnified Party in the same proportion as such party’s allocation of minimum bond coverage on Schedule B hereto bears to the aggregate of the minimum bond coverage amounts set forth on Schedule B for all Unindemnified Parties, provided that no party shall receive Joint Bond Proceeds in excess of its actual insurable losses.
     2. ALLOCATION OF PREMIUMS
          a. Each party hereto has agreed that the premiums payable with respect to the Joint Bonds (“Premiums”) shall be shared (the “Sharing Arrangement”) between the Funds and the Invesco Entities, with the Funds paying, in the aggregate, seventy percent (70%) thereof (“Fund Premiums”) and the Invesco Entities paying, in the aggregate, thirty percent (30%) thereof (“Invesco Premiums”).

          b. After giving effect to the Sharing Arrangement, Fund Premiums shall be further allocated among each of the Funds by calculating, on an annual basis (and, in the event any increased or additional premium is required to be paid during the year, as of the date such increased or additional premium is due), each Fund’s proportionate share thereof, based on dividing each Fund’s total net assets by the aggregate net assets of all of the Funds; provided that the Fund Premiums for the Cayman Funds shall be allocated to the Open-End Fund that includes the respective Cayman Funds’ assets in such Open-End Fund’s total net assets and the Fund Premiums for the DSTs shall be allocated to the corresponding Closed-End Funds.
     3. BOND COVERAGE REQUIREMENTS AND CHANGES
          a. Each party hereto has determined that the minimum amount of fidelity bond coverage deemed appropriate to be maintained by it is as set forth opposite its name in Schedule B. Each of the Trusts, on behalf of the Open-End Funds and the Cayman Funds, and each of the Closed-End Funds and the Exchange Fund has determined that the minimum amount of coverage required of it under Rule 17g-1 (d) (1) as of the date hereof is the amount reflected opposite its name in Schedule B. Each of the Trusts, Closed-End Funds and Exchange Fund further agrees that it’s Treasurer will promptly take such steps as may be necessary, from time to time, to increase its minimum coverage as set forth in Schedule B (and, if necessary, the face amount of the Joint Bonds) so that its minimum coverage as therein set forth shall at no time be less than the minimum coverage required of it under Rule 17g-l(d)(1).
          b. The parties hereto may, from time to time hereafter, agree to modify Schedule B to reflect changes in coverage both among the Funds and the Invesco Entities, so long as the amount of the change does not result in any Fund’s minimum coverage becoming less than the minimum coverage required of it under

Rule 17g-1(d)(1). All references in this Agreement to “Schedule B” shall be to such Schedule as amended as of the relevant date on which premiums are to be allocated or losses are sustained.
     4. ADDITION OF NEW FUNDS AND SERIES
     The parties to this Agreement contemplate that additional trusts, funds or other related entities permitted by Rule 17g-1 (“Additional Entities”) may be added from time to time after the date of this Agreement. In the event an Additional Entity is organized, such Additional Entity may be included as an additional party to this Agreement if the Board of Trustees of each of the Trusts (including the Additional Entity Trust if it is being added) approve such addition and establish a revised minimum allocation of bond coverage. The inclusion of an additional Trust as a party to this Agreement shall be evidenced by such Trust’s execution of the Addendum to this Agreement and all references herein to the “Trust” shall include any such Additional Entity Trusts.
     5. TERM OF AGREEMENT
     This Agreement supersedes and replaces the joint insurance agreement dated as of June 30, 2011, as extended, and shall apply to the present fidelity bond coverage and any renewals or replacements thereof and shall continue thereafter until terminated by any party hereto upon the giving of not less than sixty days written notice to the other parties.
     6. DISPUTES
     Any dispute arising under this Agreement shall be submitted to arbitration in the City of Houston, Texas under the Rules of the American Arbitration Association, and the decision rendered therein shall be final and binding upon the parties hereto.

     7. GOVERNING LAW
     This Agreement shall be governed by, and construed in accordance with the laws of the State of Texas, to the extent not inconsistent with applicable provisions of the Act and the rules and regulations promulgated thereunder by the SEC.

     IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed by a duly authorized officer or representative on the date first written above.

INVESCO ADVISERS, INC.		INVESCO DISTRIBUTORS, INC.

By: Name:	/s/ John M. Zerr John M. Zerr	By: Name:	/s/ John M. Zerr John M. Zerr
Title:	Senior Vice President	Title:	Senior Vice President & Secretary

INVESCO INVESTMENT SERVICES, INC.		INVESCO ASSET MANAGEMENT DEUTSCHLAND GMBH

By:	/s/ William J. Galvin	By:	/s/ Christian Puschmann	/s/ Alexander Lehmann
Name:	William J. Galvin	Name:	Christian Puschmann	Alexander Lehmann
Title:	President	Title:	Managing Directors

INVESCO ASSET MANAGEMENT (JAPAN) LTD.		INVESCO ASSET MANAGEMENT LIMITED

By: Name:	/s/ Andrew Lo Andrew Lo	By: Name:	/s/ Graeme Proudfoot Graeme Proudfoot
Title:	Director	Title:	Director

INVESCO AUSTRALIA LIMITED		INVESCO HONG KONG LIMITED

By: Name:	/s/ Andrew Lo Andrew Lo	By: Name:	/s/ Andrew Lo Andrew Lo
Title:	Director	Title:	SMD-CFO Asia Pacific

INVESCO SENIOR SECURED MANAGEMENT, INC.		INVESCO CANADA LTD.

By: Name:	/s/ Gregory Stoeckle Gregory Stoeckle	By: Name:	/s/ Eric Adelson Eric Adelson
Title:	President	Title:	Senior Vice President

OPEN-END FUNDS
AIM COUNSELOR SERIES TRUST (INVESCO COUNSELOR SERIES TRUST)
AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)
AIM FUNDS GROUP (INVESCO FUNDS GROUP)
AIM GROWTH SERIES (INVESCO GROWTH SERIES)
AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)
AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)
AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)
AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)
AIM TAX-EXEMPT FUNDS(INVESCO TAX-EXEMPT FUNDS)
AIM TREASURER’S SERIES TRUST (INVESCO TREASURER’S SERIES TRUST)
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
SHORT-TERM INVESTMENTS TRUST

By: Name:	/s/ John M. Zerr John M. Zerr
Title:	Senior Vice President, Chief Legal Officer & Secretary
CLOSED-END FUNDS
INVESCO CALIFORNIA MUNICIPAL INCOME TRUST
INVESCO CALIFORNIA QUALITY MUNICIPAL SECURITIES
INVESCO HIGH YIELD INVESTMENTS FUND, INC.
INVESCO CALIFORNIA MUNICIPAL SECURITIES
INVESCO VALUE MUNICIPAL BOND TRUST
INVESCO VALUE MUNICIPAL INCOME TRUST
INVESCO VALUE MUNICIPAL SECURITIES
INVESCO VALUE MUNICIPAL TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST II
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST III
INVESCO MUNICIPAL PREMIUM INCOME TRUST
INVESCO NEW YORK QUALITY MUNICIPAL SECURITIES
INVESCO QUALITY MUNICIPAL INCOME TRUST
INVESCO QUALITY MUNICIPAL INVESTMENT TRUST
INVESCO QUALITY MUNICIPAL SECURITIES
INVESCO VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II
INVESCO VAN KAMPEN BOND FUND
INVESCO VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN DYNAMIC CREDIT OPPORTUNITIES FUND
INVESCO VAN KAMPEN HIGH INCOME TRUST II
INVESCO VAN KAMPEN MASSACHUSETTS VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST
INVESCO VAN KAMPEN MUNICIPAL TRUST
INVESCO VAN KAMPEN OHIO QUALITY MUNICIPAL TRUST
INVESCO VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN SELECT SECTOR MUNICIPAL TRUST
INVESCO VAN KAMPEN SENIOR INCOME TRUST
INVESCO VAN KAMPEN SENIOR LOAN FUND

INVESCO VAN KAMPEN TRUST FOR VALUE MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW JERSEY MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS

By: Name:	/s/ John M. Zerr John M. Zerr
Title:	Senior Vice President, Chief Legal Officer & Secretary
CAYMAN FUNDS
INVESCO CAYMAN COMMODITY FUND I LTD.
INVESCO CAYMAN COMMODITY FUND II LTD.
INVESCO CAYMAN COMMODITY FUND III LTD.
INVESCO CAYMAN COMMODITY FUND IV LTD.
INVESCO CAYMAN COMMODITY FUND V LTD.

By: Name:	/s/ John M. Zerr John M. Zerr
Title:	Senior Vice President, Chief Legal Officer & Secretary
INVESCO VAN KAMPEN EXCHANGE FUND

By: Name:	/s/ John M. Zerr John M. Zerr
Title:	Senior Vice President, Chief Legal Officer & Secretary
DELAWARE STATUTORY TRUSTS
INVESCO CALIFORNIA MUNICIPAL INCOME TRUST
INVESCO CALIFORNIA QUALITY MUNICIPAL SECURITIES
INVESCO HIGH YIELD INVESTMENTS FUND
INVESCO CALIFORNIA MUNICIPAL SECURITIES
INVESCO VALUE MUNICIPAL BOND TRUST
INVESCO VALUE MUNICIPAL INCOME TRUST
INVESCO VALUE MUNICIPAL SECURITIES
INVESCO VALUE MUNICIPAL TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST II
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST III
INVESCO MUNICIPAL PREMIUM INCOME TRUST
INVESCO NEW YORK QUALITY MUNICIPAL SECURITIES
INVESCO QUALITY MUNICIPAL INCOME TRUST
INVESCO QUALITY MUNICIPAL INVESTMENT TRUST

INVESCO QUALITY MUNICIPAL SECURITIES
INVESCO VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II
INVESCO VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN HIGH INCOME TRUST II
INVESCO VAN KAMPEN MASSACHUSETTS VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST
INVESCO VAN KAMPEN MUNICIPAL TRUST
INVESCO VAN KAMPEN OHIO QUALITY MUNICIPAL TRUST
INVESCO VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN SELECT SECTOR MUNICIPAL TRUST
INVESCO VAN KAMPEN SENIOR INCOME TRUST
INVESCO VAN KAMPEN SENIOR LOAN FUND
INVESCO VAN KAMPEN TRUST FOR VALUE MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW JERSEY MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS

By: Name:	/s/ John M. Zerr John M. Zerr
Title:	Senior Vice President, Chief Legal Officer & Secretary

SCHEDULE A
INVESCO ENTITIES
INVESCO ADVISERS, INC.
INVESCO DISTRIBUTORS, INC.
INVESCO INVESTMENT SERVICES, INC.
INVESCO ASSET MANAGEMENT DEUTSCHLAND GMBH
INVESCO ASSET MANAGEMENT (JAPAN) LTD
INVESCO ASSET MANAGEMENT LIMITED
INVESCO AUSTRALIA LIMITED
INVESCO HONG KONG LIMITED
INVESCO SENIOR SECURED MANAGEMENT, INC.
INVESCO CANADA LTD.
OPEN-END FUNDS
AIM COUNSELOR SERIES TRUST (INVESCO COUNSELOR SERIES TRUST)
AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)
AIM FUNDS GROUP (INVESCO FUNDS GROUP)
AIM GROWTH SERIES (INVESCO GROWTH SERIES)
AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)
AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)
AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)
AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)
AIM TAX-EXEMPT FUNDS(INVESCO TAX-EXEMPT FUNDS)
AIM TREASURER’S SERIES TRUST (INVESCO TREASURER’S SERIES TRUST)
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)
SHORT-TERM INVESTMENTS TRUST
CLOSED-END FUNDS
INVESCO CALIFORNIA MUNICIPAL INCOME TRUST
INVESCO CALIFORNIA QUALITY MUNICIPAL SECURITIES
INVESCO HIGH YIELD INVESTMENTS FUND, INC.
INVESCO CALIFORNIA MUNICIPAL SECURITIES
INVESCO VALUE MUNICIPAL BOND TRUST
INVESCO VALUE MUNICIPAL INCOME TRUST
INVESCO VALUE MUNICIPAL SECURITIES
INVESCO VALUE MUNICIPAL TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST II
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST III
INVESCO MUNICIPAL PREMIUM INCOME TRUST
INVESCO NEW YORK QUALITY MUNICIPAL SECURITIES
INVESCO QUALITY MUNICIPAL INCOME TRUST
INVESCO QUALITY MUNICIPAL INVESTMENT TRUST
INVESCO QUALITY MUNICIPAL SECURITIES
INVESCO VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II
INVESCO VAN KAMPEN BOND FUND
INVESCO VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN DYNAMIC CREDIT OPPORTUNITIES FUND

INVESCO VAN KAMPEN HIGH INCOME TRUST II
INVESCO VAN KAMPEN MASSACHUSETTS VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST
INVESCO VAN KAMPEN MUNICIPAL TRUST
INVESCO VAN KAMPEN OHIO QUALITY MUNICIPAL TRUST
INVESCO VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN SELECT SECTOR MUNICIPAL TRUST
INVESCO VAN KAMPEN SENIOR INCOME TRUST
INVESCO VAN KAMPEN SENIOR LOAN FUND
INVESCO VAN KAMPEN TRUST FOR VALUE MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW JERSEY MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS
CAYMAN FUNDS
INVESCO CAYMAN COMMODITY FUND I LTD.
INVESCO CAYMAN COMMODITY FUND II LTD.
INVESCO CAYMAN COMMODITY FUND III LTD.
INVESCO CAYMAN COMMODITY FUND IV LTD.
INVESCO CAYMAN COMMODITY FUND V LTD.
INVESCO VAN KAMPEN EXCHANGE FUND
DELAWARE STATUTORY TRUSTS
INVESCO CALIFORNIA MUNICIPAL INCOME TRUST
INVESCO CALIFORNIA QUALITY MUNICIPAL SECURITIES
INVESCO HIGH YIELD INVESTMENTS FUND
INVESCO CALIFORNIA MUNICIPAL SECURITIES
INVESCO VALUE MUNICIPAL BOND TRUST
INVESCO VALUE MUNICIPAL INCOME TRUST
INVESCO VALUE MUNICIPAL SECURITIES
INVESCO VALUE MUNICIPAL TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST II
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST III
INVESCO MUNICIPAL PREMIUM INCOME TRUST
INVESCO NEW YORK QUALITY MUNICIPAL SECURITIES
INVESCO QUALITY MUNICIPAL INCOME TRUST
INVESCO QUALITY MUNICIPAL INVESTMENT TRUST
INVESCO QUALITY MUNICIPAL SECURITIES
INVESCO VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II
INVESCO VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN HIGH INCOME TRUST II
INVESCO VAN KAMPEN MASSACHUSETTS VALUE MUNICIPAL INCOME TRUST
INVESCO VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST
INVESCO VAN KAMPEN MUNICIPAL TRUST
INVESCO VAN KAMPEN OHIO QUALITY MUNICIPAL TRUST
INVESCO VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST

INVESCO VAN KAMPEN SELECT SECTOR MUNICIPAL TRUST
INVESCO VAN KAMPEN SENIOR INCOME TRUST
INVESCO VAN KAMPEN SENIOR LOAN FUND
INVESCO VAN KAMPEN TRUST FOR VALUE MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW JERSEY MUNICIPALS
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS

SCHEDULE B
ALLOCATION OF MINIMUM BOND COVERAGE
(DSTs Succeed to Allocation of Corresponding Closed-End Fund)

MINIMUM
BOND
INSURED	COVERAGE
INVESCO ENTITIES	N/A
AIM COUNSELOR SERIES TRUST (INVESCO COUNSELOR SERIES TRUST)	$2,500,000
AIM EQUITY FUNDS (INVESCO EQUITY FUNDS)	$2,500,000
AIM FUNDS GROUP (INVESCO FUNDS GROUP)	$1,700,000
AIM GROWTH SERIES (INVESCO GROWTH SERIES)	$2,500,000
AIM INTERNATIONAL MUTUAL FUNDS (INVESCO INTERNATIONAL MUTUAL FUNDS)	$2,500,000
AIM INVESTMENT FUNDS (INVESCO INVESTMENT FUNDS)	$2,500,000
AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)	$2,500,000
AIM SECTOR FUNDS (INVESCO SECTOR FUNDS)	$2,500,000
AIM TAX-EXEMPT FUNDS (INVESCO TAX-EXEMPT FUNDS)	$2,500,000
AIM TREASURER’S SERIES TRUST (INVESCO TREASURER’S SERIES TRUST)	$2,500,000
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)	$2,500,000
SHORT-TERM INVESTMENTS TRUST	$2,500,000
INVESCO CALIFORNIA MUNICIPAL INCOME TRUST	$600,000
INVESCO CALIFORNIA QUALITY MUNICIPAL SECURITIES	$600,000
INVESCO HIGH YIELD INVESTMENTS FUND, INC.	$450,000
INVESCO CALIFORNIA MUNICIPAL SECURITIES	$400,000
INVESCO VALUE MUNICIPAL BOND TRUST	$450,000
INVESCO VALUE MUNICIPAL INCOME TRUST	$750,000
INVESCO VALUE MUNICIPAL SECURITIES	$525,000
INVESCO VALUE MUNICIPAL TRUST	$750,000
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST	$525,000
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST II	$525,000
INVESCO MUNICIPAL INCOME OPPORTUNITIES TRUST III	$400,000
INVESCO MUNICIPAL PREMIUM INCOME TRUST	$600,000
INVESCO NEW YORK QUALITY MUNICIPAL SECURITIES	$450,000
INVESCO QUALITY MUNICIPAL INCOME TRUST	$900,000
INVESCO QUALITY MUNICIPAL INVESTMENT TRUST	$750,000
INVESCO QUALITY MUNICIPAL SECURITIES	$750,000
INVESCO VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II	$1,000,000
INVESCO VAN KAMPEN BOND FUND	$600,000
INVESCO VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST	$900,000
INVESCO VAN KAMPEN DYNAMIC CREDIT OPPORTUNITIES FUND	$1,250,000

MINIMUM
BOND
INSURED	COVERAGE
INVESCO VAN KAMPEN EXCHANGE FUND	$400,000
INVESCO VAN KAMPEN HIGH INCOME TRUST II	$450,000
INVESCO VAN KAMPEN MASSACHUSETTS VALUE MUNICIPAL INCOME TRUST	$400,000
INVESCO VAN KAMPEN MUNICIPAL OPPORTUNITY TRUST	$1,000,000
INVESCO VAN KAMPEN MUNICIPAL TRUST	$1,000,000
INVESCO VAN KAMPEN OHIO QUALITY MUNICIPAL TRUST	$525,000
INVESCO VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST	$900,000
INVESCO VAN KAMPEN SELECT SECTOR MUNICIPAL TRUST	$750,000
INVESCO VAN KAMPEN SENIOR INCOME TRUST	$1,250,000
INVESCO VAN KAMPEN SENIOR LOAN FUND	$1,250,000
INVESCO VAN KAMPEN TRUST FOR VALUE MUNICIPALS	$600,000
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS	$1,250,000
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW JERSEY MUNICIPALS	$600,000
INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE NEW YORK MUNICIPALS	$750,000